
Legal, Tax & Regulatory Europe



PRESS RELEASE

Contact:	Yvette van Braam Morris Communications Manager Wolters Kluwer Legal, Tax & Regulatory Europe + 31 (0)20 6070 338 ybraammorris@wolterskluwer.com	Oya Yavuz Vice President Investor Relations Wolters Kluwer nv + 31 (0)20 6070 407 ir@wolterskluwer.com

Wolters Kluwer Legal, Tax & Regulatory Europe Appoints New CEO for Scandinavian Business

Amsterdam (July 6, 2006) - Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, and leading provider of information for legal, tax & regulatory professionals, announced today the appointment of Patrik Högberg as CEO for Norstedts Juridik AB and the Scandinavian business region.

In his role as CEO of Norstedts Juridik in Sweden and for the Scandinavian business region including Denmark and Norway, Högberg (38, Swedish) will continue our strategy of adding value for customers providing them with information, tools and solutions to help them make their most critical decisions effectively and improve their productivity. Högberg has extensive management experience in the field of financial services in leading companies such as Svensk Kassaservice. Patrik Högberg succeeds Ulf Bonnevier, who is currently CEO ad interim of Norstedts Juridik.

"With strong brands, such as Norstedts Juridik in Sweden, Magnus Informatik in Denmark and Akelius in Norway, Wolters Kluwer Scandinavia has a strong foundation for transforming the Scandinavian publishing business into an information solutions provider", says Patrick Morley, Area Manager Wolters Kluwer Scandinavia.

Högberg holds a Masters Degree (MBA) of the University of Stockholm. He will report directly to Patrick Morley, Area Manager Wolters Kluwer Scandinavia and CEO Kluwer Netherlands, and will be based in Stockholm.

About Norstedts Juridik, a Wolters Kluwer business
Norstedts Juridik AB is one of Sweden's leading suppliers of specialist literature, software, education and internet services for legal, finance, HR and public administration professionals and organizations. Norstedts Juridik is situated in Stockholm and Gothenburg, with a total of 180 employees. Norstedts Juridik is a Wolters Kluwer business. For further information, see www.nj.se.

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

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